EXHIBIT 99.9

                                [GLENCAIRN LOGO]

                                 INTERIM REPORT
                                       Q2





                                  June 30, 2004

                             MESSAGE TO SHAREHOLDERS



During the first six months of 2004, Glencairn Gold Corporation assembled the building blocks for the Company's long-term growth and profitability. This period saw major investments at both the Limon and Bellavista mines, which are now expected to enjoy longer and more profitable lives.

Our investment in exploration, new equipment and increased development work at the Limon Mine in Nicaragua is well underway, and we expect to see the benefits as the year progresses. At our Bellavista Mine in Costa Rica construction is within budget and is on schedule to begin stacking ore on leach pads before the end of the year with gold recovery to begin in 2005.

Despite a difficult quarter at Limon, during the second quarter incremental improvements were achieved in underground development, milled production, equipment operating hours and safety. This trend continued into July, and further improvements are expected during the remainder of 2004.

At our Bellavista Mine in Costa Rica construction is progressing within budget and is on schedule to begin mining operations before the end of the year with gold production to begin in early 2005.

Results of Operations

The Limon Mine was the Company's only producing mine during 2004 and 2003, and all sales and cost of sales relates to that mine (all currency figures are in US$).

In Q2/04 gold sales were 12,119 oz. compared to 12,955 oz. in Q2/03 while gold sales in the first half of 2004 were 22,555 oz. versus 22,151 oz. in the first half of 2003. Gold sales increased to $4.8 million in Q2/04, up 11% compared to Q2/03, and to $9.1 million in the first half of 2004, up 24% compared to the first half of 2003. All of the Company's hedge commitments were completed in Q2/03 and the Company plans to remain unhedged in the future.

Gold production in the first half of 2004 was 20,562 oz., which was lower than expected. While tonnage milled in 2004 was essentially as expected, grade and recovery were lower. As a result, fewer ounces were produced resulting in increased cash operating costs per ounce produced of $352 in Q2/04 compared to $220 in Q2/03 and to $323 in the first half of 2004 compared to $241 in the first half of 2003. Cash operating costs per ounce sold increased to $319 per in Q2/04 compared to $231 in Q2/03, and to $332 in the first half of 2004 compared to $257 in the first half of 2003.

The lower grades milled at Limon in the first half of 2004 were the result of insufficient development work being done in previous periods, which prevented access to areas that had been in the mine plan. As a result, mill feed was provided from lower-grade areas. In addition, one stope mined during the quarter produced ore that was significantly lower grade than the reserve model had indicated. Upon investigation, it became evident that the reserve model had placed too great an influence on a single drill hole resulting in an over-estimation of reserve grade for that area. The Company subsequently initiated an internal review of all reserves, which indicated that the over-estimation was an isolated incident. Because of the results to date, production is now expected to be lower in 2004 than planned. A new life-of-mine operating plan is being prepared, the results of which will be released when complete.

Current ore production at Limon of 1,100 tonnes per day is mainly from the Talavera vein system 4.5 km west of the Limon mill, but only a limited number of working areas were developed prior to 2004, which left the operation with little flexibility. Encouraging drill results during Q2/04 from the Santa Pancha vein system, 5.5 km east of the Limon mill but on the Limon mining concession, indicate that mining at Santa Pancha could eventually provide a significant portion of Limon's daily mill feed, easing the pressure on the Talavera deposit. Santa Pancha has the potential to provide several years of additional mine life.

Subsequent to the end of Q2/04, the Company also began mining from Pozo Bono, a small near-surface deposit less than a kilometre from the Limon mill. This material is expected to lower the overall cash operating costs per ounce of gold produced because it is extracted by lower-cost open pit mining.

Operating activities used $2.7 million in the first six months of 2004 compared to using $62,000 in the first six months of 2003. The increased use of cash resulted largely from higher general and administrative and exploration expenses. The Company proceeded with several exploration programs in Nicaragua and Canada, including 55,000 metres of diamond drilling that were announced in a news release dated January 16, 2004. Drilling is continuing on several targets in Nicaragua. Drilling has been completed at the Vogel Project in Canada and results are being assessed. Exploration expenditures in the first half of 2004 were $1.9 million compared to $404,000 in the first half of 2003.

Working capital at June 30, 2004, was $23.6 million, including cash of $21.0 million, compared with $19.7 million, including cash of $14.9 million, at Dec. 31, 2003. The increase in cash and working capital was largely due to a public offering that was completed in Q1/04 of 34.5 million units, each unit comprising one share and one-half of a share-purchase warrant that raised net proceeds of $20.3 million. The warrants were listed for trading in Q1/04 on the Toronto Stock Exchange (TSX) under the trading symbol GGG.wt.


Bellavista Construction

Construction of the Bellavista Mine in Costa Rica, which began in the fourth quarter of 2003, continued throughout the first half of 2004. Leaching operations are scheduled to begin in the fourth quarter of 2004 with gold recovery to begin in early 2005. The Company's investing activities in the first half of 2004 were $12.6 million compared to $191,000 in the first half of 2003, with most of the 2004 expenditures attributable to construction at Bellavista.

At the end of Q2/04, all leach pad and pond liners necessary to begin production were installed, building construction had begun, and all major items including crushers, ball mill, agglomerator, conveyors, ore stackers and ADR plant had been purchased or ordered.

Once in production, scheduled for early 2005, Bellavista is designed to produce 60,000 oz. gold per year at a cash operating cost of $198 per ounce over a minimum 7.3-year mine life.




Kerry J. Knoll
President and Chief Executive Officer


Ian J. McDonald Chairman

August 10, 2004

GLENCAIRN GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
JUNE 30, 2004

The following discussion and analysis should be read in conjunction with the Company's unaudited consolidated interim financial statements and related notes thereto for the six months ended June 30, 2004 and 2003 which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. The reader should also refer to the annual audited financial statements for the years ended December 31, 2003 and 2002, and Management's Discussion and Analysis for those years. All dollar amounts are US dollars unless otherwise indicated.


ACCOUNTING CHANGE

Asset Retirement Obligations

Effective January 1, 2004 the Company adopted the recommendations on asset retirement obligations as required by section 3110 of the Canadian Institute of Chartered Accountants Handbook. The new standard requires the recognition and measurement of legal liabilities for obligations associated with the retirement of property, plant and equipment arising from the acquisition, construction, development or normal operation of an asset. The obligations are measured initially at fair value and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to income on a systematic and rational basis.

The new standard requires the change in accounting policy to be reflected as a retroactive restatement of prior period financial statements. As a result the Company has restated the balance sheet as at December 31, 2003 to reflect an increase of $237,000 in property, plant and equipment and an increase in estimated asset retirement obligations of $2,320,000. An amount of $2,083,000 was charged to retained earnings as at December 31, 2003 for the cumulative effect of this accounting change to that date.


RESULTS OF OPERATIONS

The Limon Mine was the Company's only operation during 2004 and 2003 and all sales and cost of sales were generated from that mine.

Key Statistics                                             Three Months Ended                   Six Months Ended
                                                                 June 30                             June 30
                                                         2004             2003                 2004          2003
                                                         ----             ----                 ----          ----
Gold ounces sold                                        12,119           12,955               22,555         22,151
Realized price per ounce                                 $ 397            $ 289                $ 401          $ 288
Cash operating cost per ounce sold                       $ 319            $ 231                $ 332          $ 257
Total cash cost per ounce sold                           $ 341            $ 245                $ 355          $ 271
Tonnes milled                                           83,747           73,680              163,535        129,882
Grade milled (grams per tonne)                             4.5              5.6                  4.8            5.8
Mill recovery (%)                                         81.8             87.7                 84.5           88.0
Operating cost per tonne                                  $ 40             $ 38                 $ 41           $ 42
Gold ounces produced                                     9,524           12,786               20,562         22,385
Cash operating cost per ounce produced                   $ 352            $ 220                $ 323          $ 241

THREE MONTHS ENDED JUNE 30, 2004

Sales increased by $459,000 or 11% in the second quarter of 2004 compared to the second quarter of 2003. Gold sold decreased by 836 ounces to 12,119 ounces but the realized price per ounce increased by $108 to $397. Gold sold in 2004 was sold on a spot basis while almost all 2003 sales were delivered under forward sales agreements at $286 per ounce.

Cost of sales increased by $874,000 or 29% in the second quarter of 2004 compared to the same period in 2003. Cash operating costs per ounce sold increased by $88 to $319 in 2004. More tonnes of ore were milled in 2004 than in 2003 but lower grade ore and lower recoveries reduced the number of ounces produced from the each tonne of ore and resulted in the increased cost per ounce.

Exploration expense increased to $1,576,000 in the second quarter of 2004 from $219,000 in the second quarter of 2003. During 2004 exploration programs were active at the Limon Mine and in the La India gold district of Nicaragua and at the Vogel Project in Canada and at the Bellavista Mine in Costa Rica. In 2003 the limited funds available were mostly used around the Limon Mine.

General and administration expense increased by $738,000 to $996,000 in the second quarter of 2004 compared to 2003's second quarter. Increased activities in 2004 from the merger with Black Hawk Mining Inc. and the Bellavista Mine construction required more staff and more costs for salaries, insurance, listing fees and transfer agent fees.

Net loss in the second quarter of 2004 was $3,320,000 compared with net earnings of $152,000 in 2003.


SIX MONTHS ENDED JUNE 30, 2004

Sales increased by $1,737,000 or 24% in the first six months of 2004 compared to the same period in 2003. Gold sold increased by 404 ounces to 22,555 ounces and the realized price per ounce increased by $113 to $401. Gold sales in 2004 were made at spot prices, which averaged $401 for the first half of 2004, while most 2003 sales were delivered under hedging agreements made when prices were lower.

Cost of sales increased by $1,798,000 or 32% during the first half of 2004 compared to the same period in 2003. Cash operating costs per ounce sold were $332 in 2004 or $75 more than 2003. More tonnes of ore were milled in 2004 compared to 2003 but again the lower grade ore and lower recoveries reduced the number of ounces produced from the each tonne of ore and increased costs per ounce. Limited development carried out in 2003 has constrained the areas available for mining this year and the lower grades currently being mined will limit production to less than the planned 53,000 ounces. The mine plan is currently being reviewed to maximize the production in the areas available and cash operating costs are expected to be lower in the second half.

Exploration expense increased to $2,343,000 in the first half of 2004 from $404,000 in the comparable period of 2003. Exploration during the first six months of 2004 included drilling programs in Nicaragua at the Limon Mine and in the La India district, drilling at the Vogel project in Canada and the initiation of a mapping program at the Bellavista Mine in Costa Rica focused on the historical Trinidad Mine to evaluate its exploration potential. Drilling at Limon included mineral resource definition at Santa Pancha and Pozo Bono and target testing at Talavera, Santa Rosa and elsewhere. Encouraging drill results during the second quarter of 2004 indicate that Santa Pancha could provide a significant portion of the mill feed at Limon and it has the potential to add several years of additional mine life. The drilling program at Vogel to evaluate the continuity of gold grades in the existing resource was completed by early June and a project report is pending the receipt of the remaining sample assays. Approximately Cdn $475,000 in flow-through exploration funds raised in 2003 and planned for the Vogel Project remain. Subsequent to the second quarter the Company entered into a joint venture exploration project in the Northwest Territories with a mineral exploration company that will use these funds to explore its property.

General and administration expense increased by $1,577,000 in the first half of 2004 to $2,033,000 compared to 2003's first half. Increased activities in 2004 from the merger with Black Hawk Mining Inc. and the Bellavista Mine construction required more staff and more costs for salaries, insurance, transfer agent and listing fees and financing.

Net loss in the first half of 2004 was $6,062,000 an increase of $5,310,000 from the first half loss of $752,000 of 2003.


CASH FLOWS

Operating activities used $2,204,000 in the first half of 2004 and $62,000 in the prior year period. The increased use of funds resulted mainly from increased exploration and general and administration expense and was partially offset by a reduction in non-cash working capital.

Financing activities generated $21,012,000 in the first six months of 2004 and consisted mostly of a public share offering completed in March for 34,500,000 units consisting of a share and a half warrant.

Investing activities required $12,622,000 and $191,000 in the first half of 2004 and 2003 respectively. The 2004 expenditures were for the construction of the Bellavista Mine and for equipment and development at the Limon Mine. Construction of the Bellavista Mine commenced in December 2003 and continues on schedule and budget. Earthworks are largely complete. Ponds are lined and the leach pad liner will be completed in the next few weeks. Foundations for some buildings and equipment have been started and all critical equipment has been purchased or ordered. Mining operations are scheduled to commence in 2004 and delivery of the first gold bars is expected in early 2005, with completion of the milling circuit expected in April 2005. At June 30, 2004 the Company had $3,380,000 in expenditure commitments for the Bellavista Project in addition to capital expenditures incurred to date.


LIQUIDITY AND CAPITAL RESOURCES

The Company had cash of $21,089,000 and working capital of $23,675,000 at June 30, 2004. These capital resources increased from the amounts available at December 31, 2003 due to the equity issue completed in March 2004 and the Company now has sufficient funds to construct the Bellavista Mine and meet its other capital requirements.


SUMMARY OF QUARTERLY RESULTS
(US$ in thousands, except per share amounts)


                                   Q3         Q4         Q1         Q2         Q3         Q4         Q1      Q2
                                  2002       2002       2003       2003       2003       2003       2004     2004
                                  ----       ----       ----       ----       ----       ----       ----     ----
Sales                            4,446      2,498      2,967      4,347      4,483      4,385      4,245    4,806
Net earnings (loss) restated      (482)    (2,330)      (904)       152        684     (1,181)    (2,742)  (3,320)
Earnings (loss) per share -
basic and diluted                (0.01)     (0.05)     (0.02)      0.00       0.01      (0.01)     (0.02)   (0.03)


NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:



                                                            Three Months Ended             Nine Months Ended
                                                               September 30                  September 30
                                                            2004         2003               2004       2003
Statement of Operations (000's)
 Cost of sales                                             $3,871       $2,997             $ 7,482     $5,684
 Royalties and production taxes                               266          177                 517        329
                                                           -----------------------------------------------------
 Total                                                     $4,137       $3,174             $ 7,999     $6,013
                                                           -----------------------------------------------------
Gold sales (ounces)                                        12,119       12,955              22,555     22,151
Cash operating cost per ounce1                             $  319       $  231             $   332      $ 257
Total cash cost per ounce2                                 $  341       $  245             $   355      $ 271

1    Cost of sales divided by gold ounces sold
2    Cost of sales plus  royalties and  production  taxes divided by gold ounces sold


OUTSTANDING SHARE DATA

Common shares and convertible securities outstanding at August 5, 2004 were:


                                                                                       Common
                               Expiry           Exercise         Securities             Shares on
Security                        Date             Price          Outstanding             Exercise
Common shares                                                  139,577,809              139,577,809

Warrants                      Nov. 26/08          1.25          24,012,500              24,012,500
Warrants                      Sep. 05/04          0.60           2,192,500               2,192,500
Warrants                      Mar. 18/05          0.65           8,248,313               8,248,313
Warrants                      Apr. 15/05          0.65           1,870,662               1,870,662
Agents options1               Sep. 05/04          0.50             481,300                 481,300
  Warrants on above options   Sep. 05/04          0.50                                     240,650
Agents options1               Mar. 18/05          0.45             622,222                 622,222
  Warrants on above options   Mar. 18/05          0.65                                     568,195
Agents options                Nov. 26/05          0.85           1,352,500               1,352,500
Options - Glencairn plan      Nov. 21/06 to    0.30 to 0.95
                              Feb. 6/09                          8,402,000               8,402,000
Options - Black Hawk plan     Oct. 11/04 to    0.23 to 3.00
                              Jul. 13/13                         1,038,331               1,038,331
                                                                                      ------------
                                                                                       188,602,982
                                                                                      ============
Note 1: These  agent's  options are  convertible  into one common  share and one half-share  purchase  warrant.  Each full warrant is  exercisable  into a common share at the price indicated in the table.

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements. Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

August 10, 2004

GLENCAIRN GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(US Dollars and shares in thousands, except per share amounts - unaudited)

                                                                   three months ended            six months ended
                                                                        June 30                      June 30
                                                               ---------------------------   --------------------------
                                                 Note             2004            2003           2004           2003
                                                 ----          -----------     -----------   ------------   -----------
                                                 1,3                           (restated)                    (restated)
Sales                                                           $  4,806        $ 4,347       $  9,051        $  7,314
                                                               --------------------------------------------------------

Cost of sales                                                      3,871          2,997          7,482           5,684
Royalties and production taxes                                       266            177            517             329
Depreciation and depletion                                           592            478          1,020             836
Accretion expense                                                     33             32             66              62
                                                               --------------------------------------------------------
                                                                   4,762          3,684          9,085           6,911
                                                               --------------------------------------------------------
Earnings (loss) from mining operations                                44            663            (34)            403
                                                               --------------------------------------------------------
Expenses and other income
  General and administrative                                         996            258          2,033             456
  Stock option expense                         7                     188              -            537               -
  Exploration                                                      1,576            219          2,343             404
  Other expense (income)                       4                     604             34          1,115             295
                                                               --------------------------------------------------------
                                                                   3,364            511          6,028           1,155
                                                               --------------------------------------------------------
Net (loss) earnings                                             $ (3,320)       $   152       $ (6,062)       $   (752)
                                                               ========================================================
(Loss) earnings per share - basic and
diluted                                                         $  (0.03)       $  0.00       $  (0.05)       $   0.00
                                                               ========================================================
Weighted average number of shares
outstanding                                                      139,394         47,285        126,945          47,281
                                                               ========================================================




GLENCAIRN GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
(US Dollars in thousands - unaudited)

                                                                   three months ended            six months ended
                                                                        June 30                      June 30
                                                               ---------------------------   --------------------------
                                                 Note             2004            2003           2004           2003
                                                 ----          -----------     -----------   ------------   -----------
                                                 1,3                           (restated)                    (restated)
Balance as previously stated, beginning                        $  (4,159)       $ (27,107)      $  (1,417)   $ (26,203)
  of period
Effect of accounting changes                      3               (2,083)          (2,418)         (2,083)      (2,418)
                                                               --------------------------------------------------------
Balance as restated, beginning of period                          (6,242)         (29,525)         (3,500)     (28,621)
Net (loss) earnings                                               (3,320)             152          (6,062)        (752)
                                                               --------------------------------------------------------
Balance, end of period                                         $  (9,562)       $ (29,373)      $  (9,562)   $ (29,373)
                                                               ========================================================


The accompanying notes form an integral part of these consolidated financial statements.

GLENCAIRN GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands - unaudited)


                                                      Note        June 30, 2004      December 31, 2003
                                                      ----      ----------------    -------------------
                                                      1,3                                (restated)
Assets
Current

 Cash and cash equivalents                                         $ 21,089           $   14,903
 Marketable securities                                                  434                  443
 Accounts receivable and prepaid expenses                             2,199                1,734
 Product inventory                                                      834                1,708
 Supplies inventory                                                   6,448                5,213
                                                               ----------------------------------------
                                                                     31,004               24,001
Note receivable                                                         317                  329
Restricted cash                                                         150                  150
Property, plant and equipment                         3,5            25,981               14,243
                                                               ----------------------------------------
                                                                   $ 57,452           $   38,723
                                                               ========================================
Liabilities
Current
 Accounts payable and accrued liabilities                          $  6,371           $    3,249
   Current portion of asset retirement obligations    3,6               958                1,016
                                                               ----------------------------------------
                                                                      7,329                4,265
Asset retirement obligations                          3,6             3,265                3,087
                                                                     10,594                7,352
                                                               ----------------------------------------
Shareholders' Equity
Warrants                                              7               6,086                4,009
Agent's options                                       7                 727                1,116
Contributed surplus                                                   2,016                1,479
Common shares                                         7              47,591               28,267
Deficit                                               3              (9,562)              (3,500)
                                                               ----------------------------------------
                                                                     46,858               31,371
                                                               ----------------------------------------
                                                                   $ 57,452           $   38,723
                                                               ========================================


The accompanying notes form an integral part of these consolidated financial statements.

GLENCAIRN GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US Dollars in thousands - unaudited)


                                                                   three months ended            six months ended
                                                                        June 30                      June 30
                                                               ---------------------------   --------------------------
                                                 Note             2004            2003           2004           2003
                                                 ----          -----------     -----------   ------------   -----------
                                                 1,3                           (restated)                    (restated)
Operating activities
Net (loss) earnings                                            $ (3,320)        $   152        $ (6,062)       $  (752)
Assets retirement obligations settled            6                  (60)            (42)           (107)          (120)
Items not affecting cash:
 Mark to market gain on forward
   gold sales                                                         -            (602)              -           (924)
 Depreciation and depletion                                         592             478           1,020            836
 Accretion expense                               6                   33              32              66             62
 Stock option expense                            7                  188               -             537              -
 Accretion expense for depleted site             6                   34              35              69             67
 Gain on sale of property, plant
   and equipment                                                      -              (9)              -             (9)
 Unrealized foreign exchange gain (loss)                              7             (24)             12            (44)
Change in non-cash working capital               8                  539             (96)          2,261            822
                                                               --------------------------------------------------------
 Cash used in operating activities                               (1,987)            (76)         (2,204)           (62)
                                                               --------------------------------------------------------
Financing activities
Common shares issued                                                 61               3          21,012              5
                                                               --------------------------------------------------------
 Cash generated by financing activities                              61               3          21,012              5
                                                               --------------------------------------------------------
Investing activities
Property, plant and equipment                                    (6,287)           (123)        (12,622)          (191)
Proceeds from sale of property, plant and
  equipment                                                           -               9               -              9
                                                               --------------------------------------------------------
    Cash used in investing activities                            (6,287)           (114)        (12,622)          (182)
                                                               --------------------------------------------------------
Increase (decrease) in cash and cash
equivalents                                                      (8,213)           (187)          6,186           (239)
                                                               --------------------------------------------------------
Cash and cash equivalents, beginning of
    period                                                       29,302             702          14,903            754
                                                               --------------------------------------------------------
Cash and cash equivalents, end of period                       $ 21,089         $   515        $ 21,089        $   515
                                                               ========================================================
Supplemental cash flow information               8


The accompanying notes form an integral part of these consolidated financial statements.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003
(in US Dollars - except as noted - unaudited)



1.   BASIS OF PRESENTATION

     Glencairn Gold Corporation's (the "Company" or "Glencairn") business is gold mining including exploration, development, extraction, processing and reclamation. The Company's business also includes acquisition of gold property in operation or in the development stage. The Company owns the Bellavista Property in Costa Rica. Construction on this project commenced in December 2003 and production is expected to begin in early 2005. In October 2003 the Company merged with Black Hawk Mining Inc. ("Black Hawk") and acquired the Limon mine and significant exploration properties in Nicaragua and the Vogel exploration project in Canada. The Keystone site in Canada was also acquired in this merger. Production from this mine ceased in 2000 and site reclamation is in process. The business combination was accounted for as a reverse take-over and the comparative figures presented are those of Black Hawk.


2.   ACCOUNTING POLICIES

(a)  Basis of consolidation

     The unaudited interim consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2003, except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual consolidated financial statements and notes thereto. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included. These consolidated financial statements include the accounts of the Company and its subsidiaries.


3.   ACCOUNTING CHANGES

     On January 1, 2004, the Company retroactively adopted the recommendations under Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook ("Section 3110"). Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

     These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the mine.

     On adoption of Section 3110 the Company recorded on the balance sheet a net increase of $237,000 in property, plant and equipment and an increase in asset retirement obligations of $2,320,000. An amount of $2,083,000 was charged to deficit as at January 1, 2004, for the cumulative effect of this accounting change to that date. For the six months ended June 30, 2004, the Company recorded additional depreciation and depletion expense of $31,000 and recorded accretion expense of $138,000. An amount of $2,418,000 was charged to deficit as at January 1, 2003. For the six months ended June 30, 2003, the Company recorded additional depreciation and depletion expense of $34,000 and recorded accretion expense of $127,000.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003
(in US Dollars - except as noted - unaudited)



     Following the adoption of Section 3110, the total amount of recognized liabilities for asset retirement obligations was $4,103,000. These liabilities mainly relate to obligations at the active and inactive mines to perform reclamation and remediation activities to meet the requirements of existing environmental laws and regulations that govern the Company's mining properties. The comparative amount of these liabilities is $4,063,000 at December 31, 2002 using the principles of section 3110 and using current information, assumptions and interest rates.


4.   OTHER EXPENSE (INCOME)

                                                                   three months ended            six months ended
                                                                        June 30                      June 30
                                                               ---------------------------   --------------------------
                                                                  2004            2003           2004           2003
                                                               -----------     -----------   ------------   -----------
                                                                               (restated)                    (restated)
(in thousands)

Interest and other income                                       $    (97)       $    (1)       $    (164)     $    (2)
Gain on sale of property, plant                                        -             (9)               -           (9)
and equipment
Municipal taxes for depleted site                                    618              -              618            -
Accretion expense for depleted                                        34             35               69           67
site
Foreign exchange                                                      46              7              587          235
Interest and finance fees                                              3              2                5            4
                                                               --------------------------------------------------------
                                                                $    604        $    34        $   1,115      $   295
                                                               ========================================================


     In respect of the ongoing legal action regarding municipal taxes initiated by the Town of Lynn Lake in Manitoba (the "Town"), a subsidiary of the Company has pledged a bond of Cdn$250,000. All or a portion of the bond could be forfeited. The subsidiary has also issued a chattel mortgage on its mill to the Town in this regard.

     In May 2002, the Town claimed an amount of Cdn$6,057,000 for municipal tax arrears and penalties related to the Company's assets, for the years 1997 to 2000. Operations at Lynn Lake ceased in 2000. The Company has applied to the court for an order quashing the assessments and the tax bills on the grounds that there were no valid assessments or tax bills. In addition to challenging the assessment process, the Company is of the view that the amounts at which the assets were assessed are not reasonable. Discussions between the subsidiary and the Manitoba Provincial Assessor to resolve this matter were unsuccessful and the subsidiary had appealed to the Municipal Board of Manitoba.

     In June 2004, the Company reached a verbal agreement with the Town and Manitoba Provincial Assessor for municipal tax arrears and penalties related to the Company's assets for the years 1997 to 2003. The Company has agreed to pay Cdn$825,000 (US$618,000) and the parties have agreed to cease all ongoing legal action, and the Town has agreed to release the bond of Cdn$250,000, the chattel mortgage and all liens on equipment. The settlement is expected to be finalized by the end of August 2004. Glencairn Gold Corporation

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003
(in US Dollars - except as noted - unaudited)



5.   PROPERTY, PLANT AND EQUIPMENT

                                                              June 30,          December 31,
                                                               2004                  2003
                                                          -------------         -------------
                                                                                 (restated)
(in thousands)
Producing property
  Limon Mine, Nicaragua
  Property, plant and equipment                               $ 19,430             $  17,539
  Accumulated depreciation and depletion                       (12,669)              (11,714)
                                                          ------------------------------------
                                                                 6,761                 5,825
                                                          ------------------------------------
Properties under development
  Bellavista Project, Costa Rica                                17,605                 6,829
  Vogel Project, Canada                                          1,498                 1,498
                                                          ------------------------------------
                                                                19,103                 8,327
                                                          ------------------------------------
Corporate properties
  Equipment                                                        141                    95
  Accumulated depreciation                                         (24)                   (4)
                                                                   117                    91
                                                          ------------------------------------
Depleted property
  Keystone Mine, Canada
  Property, plant and equipment                                 14,097                14,097
  Accumulated depreciation and depletion                       (14,097)              (14,097)
                                                          ------------------------------------
                                                              $ 25,981              $ 14,243
                                                          ====================================


6.   ASSET RETIREMENT OBLIGATIONS


                                                                   three months ended            six months ended
                                                                        June 30                      June 30
                                                               ---------------------------   --------------------------
                                                                  2004            2003           2004           2003
                                                               -----------     -----------   ------------   -----------
                                                                               (restated)                    (restated)
(in thousands)
Balance, beginning of period                                   $ 4,213          $ 4,047        $  4,103      $    4,063
Liabilities incurred                                                 3                -              92               -
Liabilities settled                                                (60)             (42)           (107)           (120)
Accretion expense                                                   67               67             135             129
                                                               --------------------------------------------------------
Balance, end of period                                           4,223            4,072           4,223           4,072
Less: current portion                                              958              194             958             194
                                                               --------------------------------------------------------
***

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003
(in US Dollars - except as noted - unaudited)


The Company's assets retirement obligations relate to three mines:


LIMON MINE
Future obligations requiring cash expenditures of approximately $2,700,000 after the mine closes at the end of 2007 result mainly from legal requirements to remove surface and underground facilities, and to cover and cap tailings facilities.

BELLAVISTA PROJECT
Future obligations requiring cash expenditures of approximately $200,000 in the year 2013 and 2014 to reclaim land that has been disturbed to date through the initial construction of buildings, ponds, and leach pad at the site.

KEYSTONE GOLD MINE
The property is in the reclamation and closure phase and the remaining activity to be completed consists mainly of closing two pits, dredging a pond and the demolition of a mill and related buildings.

Cash expenditures of approximately $2,700,000 will be charged against the liability relating to this property in the years up to and including 2008.


7.   CAPITAL STOCK

i)   Common shares

     A summary of the transactions in the common share account in 2004 is presented below:


                                              Number of         Amount
                                               Common
                                               shares
                                             -----------      ----------
(in thousands)
At December 31, 2003                          103,522         $  28,267
   Prospectus financing (a)                    34,500            20,200
   Warrants exercised                             604               395
   Agent's options exercised                      933               625
   Share options exercised                         18                 7
   Less: shares issue costs                         -            (1,903)
                                             ---------------------------
At June 30, 2004                              139,577         $  47,591
                                             ===========================

****
     On March 3, 2004, the Company closed a prospectus financing of 30,000,000 units at a price of Cdn$0.85 per unit for aggregate gross proceeds of Cdn$25,500,000 ($19,390,000). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase on common share at a price of Cdn$1.25 until November 26, 2008. The Company allocated Cdn$0.77 to each common share and Cdn$0.08 to each one half of one warrant. The prospectus financing had an over-allotment option.

     On March 18, the Company closed the over-allotment option of 4,500,000 units at a price of Cdn$0.85 per unit for aggregate gross proceeds of Cnd$3,825,000 ($2,909,000).

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003
(in US Dollars - except as noted - unaudited)



ii)  Share Options

     The Company has a share option plan whereby the Company's directors may from time to time grant options to directors, officers, employees, and consultants. The maximum term of any options may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading date preceding the grant date. Shares issued under the plan are recorded in share capital at the issue price.

     A summary of the share option transactions in 2004 is presented below:


                                      Number of options    Weighted-Average
                                                           Exercise Price
                                                               (Cdn$)
                                     --------------------------------------
                                        (in thousands)
At December 31, 2003                      7,963               $ 0.80
 Granted                                  1,645                 0.86
 Exercised                                 (18)                 0.52
 Expired                                  (150)                 0.95
                                     --------------------------------------
At June 30, 2004                         9,440                $ 0.81
                                     ======================================

     The  following  tables  summarize   information  about  the  stock  options
outstanding at June 30, 2004



Options outstanding

   Range of Exercise Prices     Number Outstanding at        Weighted-Average      Weighted-Average
          (Cdn$)                    June 30, 2004         Remaining Contractual     Exercise Price
                                                               Life In Years             (Cdn$)
---------------------------------------------------------------------------------------------------
                                   (in thousands)
$0.23 to $0.50                       2,395                        3.5                   $  0.37
$0.52 to $0.95                       6,782                        4.3                      0.91
$1.17 to $3.00                         263                        2.0                      2.03
---------------------------------------------------------------------------------------------------
$0.23 to $3.00                       9,440                        4.0                   $  0.81
===================================================================================================


Options exercisable

  Range of Exercise Prices  Number Exercisable at    Weighted-Average
      (Cdn$)                     June 30, 2004       Exercise Price
                                                         (Cdn$)
  -----------------------------------------------------------------
   (in thousands)
   $0.23 to $0.50                 2,362              $      0.37
   $0.52 to $0.95                 6,382                     0.91
   $1.17 to $3.00                   263                     2.03
  -----------------------------------------------------------------
   $0.23 to $3.00                 9,007              $      0.80
  =================================================================

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003
(in US Dollars - except as noted - unaudited)



     The Company recognized stock option expense and contributed surplus of $188,000 for the three months ended June 30, 2004 and of $537,000 for the six months ended June 30, 2004.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

   Expected life in years: 3
   Risk free interest rate: 3.75%
   Expected volatility: 65%
   Dividend yield: 0%

iii) Warrants

     A summary of the transactions in the warrant account in 2004 is as follows:


                                                    Number of            Amount
                                                Common Warrants
                                                --------------------------------
(in thousands)
At December 31, 2003                                19,468              $ 4,009
 Prospectus financing (i) (a)                       17,250                2,099
 Exercise of warrants                                 (604)                (104)
 Exercise of agent's options                           467                   82
                                                --------------------------------
At June 30, 2004                                    36,581              $ 6,086
                                                ================================

     On August 10, 2004, the Company extended the expiry date of the 2,032,500 warrants exerciserable into common shares at Cdn$0.60 per share that were issued on September 5, 2002 to March 5, 2005 from the original date of September 5, 2004.

iv)  Agent's Options

     A summary of the transaction in the agent's options account in 2004 is as follows:


                                                    Number            Amount
                                                  of agent's
                                                   options
                                               --------------------------------
(in thousands)
At December 31, 2003                                 3,389          $ 1,116
    Exercise of agent's options                       (933)            (389)
                                               --------------------------------
At June 30, 2004                                     2,456          $   727
                                               --------------------------------

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003
(in US Dollars - except as noted - unaudited)



8.   SUPPLEMENTAL CASH FLOW INFORMATION

     Change in non-cash working capital



                                                        three months ended           six months ended
                                                             June 30                      June 30
                                                    ---------------------------   --------------------------
                                                       2004            2003           2004           2003
                                                    -----------     -----------   ------------   -----------
(in thousands)                                                       (restated)                    (restated)
Marketable securities                               $       6       $       -     $       9       $      -
Accounts receivable and prepaid expenses                 (110)            (20)         (465)            40
Product inventory                                         499             182           830            290
Supplies inventory                                     (1,068)           (124)       (1,235)           556
Accounts payable and accrued
 liabilities                                            1,212            (134)        3,122            (64)
                                                     --------------------------------------------------------
                                                     $    539       $     (96)    $   2,261       $    822
                                                     ========================================================


                                                        three months ended           six months ended
                                                             June 30                      June 30
                                                    ---------------------------   --------------------------
                                                       2004            2003           2004           2003
                                                    -----------     -----------   ------------   -----------
(in thousands)                                                       (restated)                    (restated)
Asset retirement obligations
incurred                                            $      2         $       -      $     91        $       -
=============================================================================================================
Asset retirement costs added to
 property, plant and equipment                      $      2         $       -      $     91        $       -
=============================================================================================================


Operating activities included the following cash payments

                                                        three months ended           six months ended
                                                             June 30                      June 30
                                                    ---------------------------   --------------------------
                                                       2004            2003           2004           2003
                                                    -----------     -----------   ------------   -----------
(in thousands)                                                       (restated)                    (restated)
Interest paid                                       $       3       $        2    $        5      $       4
=============================================================================================================

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003
(in US Dollars - except as noted - unaudited)



9.   SEGMENT INFORMATION

     The Company is organized into three operating segments: Limon Mine (Nicaragua), Bellavista Project (Costa Rica) and Corporate. The Vogel Project and the Keystone Mine, which ceased operating in April 2000, are included in the Corporate segment. The Company evaluates performance based on net earnings or loss. The Company's segments are summarized in the table below.

(i)  Segment Statements of Operations (in thousands)

                                                   three months ended June 30, 2004
                                 --------------------------------------------------------------------
                                     Limon              Bellevista
                                      Mine                Project          Corporate          Total
                                 --------------------------------------------------------------------
Sales                              $  4,806              $      -          $      -         $  4,806
                                 --------------------------------------------------------------------
Cost of sales                         3,871                     -                 -            3,871
Royalties and production
  taxes                                 266                     -                 -              266
Depreciation and depletion              592                     -                 -              592
Accretion expense                        33                     -                 -               33
                                 --------------------------------------------------------------------
                                      4,762                     -                 -            4,762
                                 --------------------------------------------------------------------
Earnings from mining operations          44                     -                 -               44
                                 --------------------------------------------------------------------
General and administrative
 Expenses                                 -                     -               996              996
Stock option expense                      -                     -               188              188
Exploration                           1,156                     -               420            1,576
Other expense                             -                     -               604              604
                                 --------------------------------------------------------------------
                                      1,156                     -             2,208            3,364
                                 --------------------------------------------------------------------
Net loss                           $ (1,112)             $      -          $ (2,208)        $ (3,320)
                                 ====================================================================

                                                   three months ended June 30, 2003
                                 --------------------------------------------------------------------
                                     Limon              Bellevista
                                      Mine                Project          Corporate          Total
                                 --------------------------------------------------------------------
Sales                              $  4,437              $      -          $      -          $ 4,437
                                 --------------------------------------------------------------------
Cost of sales                         2,997                                       -            2,997
Royalties and production
  taxes                                 177                     -                 -              177
Depreciation and depletion              478                     -                 -              478
Accretion expense                        32                     -                 -               32
                                 --------------------------------------------------------------------
                                      3,684                     -                 -            3,684
                                 --------------------------------------------------------------------
Earning from mining operations          663                     -                 -              663
                                 --------------------------------------------------------------------
General and administrative
 Expenses                                                       -               258              258
Exploration                             134                     -                85              219
Other expense                                                   -                32               34
                                 --------------------------------------------------------------------
                                        134                     -               377              511
                                 --------------------------------------------------------------------
Net earnings (loss)                $    529               $     -          $   (377)         $   152
                                 =====================================================================

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003
(in US Dollars - except as noted - unaudited)



                                                   six months ended June 30, 2004
                                 --------------------------------------------------------------------
                                     Limon              Bellevista
                                      Mine                Project          Corporate          Total
                                 --------------------------------------------------------------------
Sales                              $  9,051              $      -          $      -          $ 9,051
                                 --------------------------------------------------------------------
Cost of sales                         7,482                     -                 -            7,482
Royalties and production
  taxes                                 517                     -                 -              517
Depreciation and depletion            1,020                     -                 -            1,020
Accretion expense                        66                     -                 -               66
                                 --------------------------------------------------------------------
                                      9,085                     -                 -            9,085
                                 --------------------------------------------------------------------
Loss from mining operations             (34)                    -                 -              (34)
                                 --------------------------------------------------------------------
General and administrative
 expenses                                 -                     -             2,033            2,033
Stock option expense                      -                     -               537              537
Exploration                           1,546                     -               797            2,343
Other expense                             -                     -             1,115            1,115
                                 --------------------------------------------------------------------
                                      1,546                     -              4,482           6,028
                                 --------------------------------------------------------------------
Net loss                           $ (1,580)             $      -          $  (4,482)         $(6,062)
                                 ====================================================================



                                                   six months ended June 30, 2003
                                 --------------------------------------------------------------------
                                     Limon              Bellevista
                                      Mine                Project          Corporate          Total
                                 --------------------------------------------------------------------
Sales                               $ 7,314              $      -          $      -          $ 7,314
                                 --------------------------------------------------------------------
Cost of sales                         5,684                     -                 -            5,684
Royalties and production
  taxes                                 329                     -                 -              329
Depreciation and depletion              836                     -                 -              836
Accretion expense                        62                     -                 -               62
                                 --------------------------------------------------------------------
                                      6,911                     -                 -            6,911
                                 --------------------------------------------------------------------

Earnings from mining operations         403                     -                 -              403
                                 --------------------------------------------------------------------
General and administrative
 expenses                                 -                     -               456              456
Exploration                             265                     -               139              404
Other expense                             -                     -               295              295
                                 --------------------------------------------------------------------
                                        265                     -               890            1,155
                                 --------------------------------------------------------------------
Net earnings (loss)                 $   138              $      -          $   (890)         $  (752)
                                 ====================================================================


     The Company's gold production is currently refined in Canada. Gold sales attributed to Nicaragua above were sold from Canada to customers in the United Kingdom or the United States but, due to the liquidity of the gold market and the large numbers of potential customers worldwide, future sales may not be limited to these customers.

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003
(in US Dollars - except as noted - unaudited)



(i)  Segment Balance Sheets (in thousands)


                                                       three months ended June 30, 2004
                                          --------------------------------------------------------------
                                                 Limon       Bellavista
                                                  Mine         Project        Corporate         Total
                                          --------------   --------------    ------------     -----------
Capital expenditures                          $ 1,034         $  5,247       $     6          $  6,287
                                          ==============================================================

                                                       six months ended June 30, 2004
                                          --------------------------------------------------------------
                                                 Limon       Bellavista
                                                  Mine         Project        Corporate         Total
                                          --------------   --------------    ------------     -----------
Capital expenditures                        $   1,891        $  10,685         $   46          $ 12,622
                                          ==============================================================

                                                                    June 30, 2004
                                          --------------------------------------------------------------
                                                 Limon       Bellavista
                                                  Mine         Project        Corporate         Total
                                          --------------   --------------    ------------     ----------
Cash and cash equivalents                    $  2,325         $  1,979         $ 16,785        $ 21,089
Other current assets                            8,728              343              844           9,915
Property, plant and equipment                   6,761           17,605            1,615          25,981
Other non-current assets                            -              150              317             467
                                          --------------------------------------------------------------
Total assets                                 $ 17,814         $ 20,077         $ 19,561        $ 57,452
                                          ==============================================================


                                                                 December 31, 2003
                                          --------------------------------------------------------------
                                                 Limon       Bellavista
                                                  Mine         Project        Corporate         Total
                                          --------------   --------------    ------------     ----------
Cash and cash equivalents                   $     610        $      18        $  14,275        $  14,903
Other current assets                            7,908              343              847            9,098
Property, plant and equipment                   5,825            6,829            1,589           14,243
Other non-current assets                            -              150              329              479
                                          --------------------------------------------------------------
Total assets                                $  14,343        $   7,340        $  17,040        $  38,723
                                          --------------------------------------------------------------



10.  SUBSEQUENT EVENT

     On July 31, 2004, the Company entered into an option agreement with a mining exploration company under which the Company has the right to acquire up to a 3.8% interest in its property in the Northwest Territories, Canada by spending Cdn$475,000 on exploration of the property.